EXHIBIT 99.48
                                                                   -------------


                                  PRESS RELEASE
              VERMILION ENERGY TRUST TEMPORARILY SHUTS IN GAS WELLS
                                 AUGUST 6, 2003


Vermilion Energy Trust (the "Trust") (VET.UN - TSX) announced today that it has temporarily shut-in production from the Shane Kiskatinaw "D" pool (the "Pool").

The Pool was subject to EUB Order No. GA360 issued on June 10, 2003, that described the manner in which production was to be allocated from the pool and determined that production must be balanced on a monthly basis with any under or over production in any month being balanced in the following month.

The off-target producer intentionally shut-in its well located within the Pool over the last two months. A clarification by the EUB Panel on this situation determined that over-production by all of the other Pool producers has occurred, resulting in the requirement that such other producers temporarily shut in their production from the Pool.

The Trust will therefore be temporarily shutting in approximately 1,600 boe per day of net production, however, this temporary shut-in does not affect its share of Pool reserves. This shut-in situation will now enable the Trust to bring on an existing tied-in gas well at Shane 8-1-77-2 W6M (net 150/boe per day to the Trust) that had been previously shut in due to facility constraints.

The Trust and its partners will be taking all necessary steps to ensure production from this Pool comes back on-stream as quickly as possible. The impact of the shut-in on the Trust's cash flow will not affect planned distributions through 2003.

The Trust is an international energy trust that benefits from geographically diverse production. While 73% of production volumes come from high quality oil and gas reserves in Canada, the Trust also produces high-value, light oil in France. The Trust also holds a 72.2% interest in Aventura Energy Inc. a Trinidad based operation that provides capital appreciation potential for the Trust unitholders. The Trust's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:    (403) 264-6306